Exhibit 99.1

XTL BIOPHARMACEUTICALS ANNOUNCES $2.5 MILLION REGISTERED DIRECT OFFERING

Raanana, Israel, February 17, 2017 – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB) (TASE:XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing treatments for autoimmune diseases, today announced that it has entered into definitive agreements with institutional investors to receive gross proceeds of $2.5 million.

In connection with the offering, the Company will issue 1,000,000 registered American Depository Shares (ADSs) at a purchase price of $2.50 per ADS in a registered direct offering. Additionally, for each ADS purchased by investors, the investors will receive an unregistered warrant to purchase one ADS. The warrants have an exercise price of $4.10 per ADS, shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The closing of the offering is expected to take place on or about February 23, 2017, subject to the satisfaction of customary closing conditions.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., is acting as the exclusive placement agent in connection with this offering.

The ADSs described above (but not the warrants or the ADSs underlying the warrants) are being offered pursuant to a shelf registration statement (File No. 333-194338) which became effective on April 4, 2014. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Company will file a prospectus supplement with the SEC relating to such ADSs, and following such filing, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained at the SEC's website at http://www.sec.gov, or from H.C. Wainwright & Co. by e-mailing placements@hcwco.com.

About XTL Biopharmaceuticals Ltd.

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for most patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

XTL Biopharmaceuticals Ltd.
5 Hacharoshet Street, Raanana, 43656, Israel	Page 1
Tel: +972 9 955 7080; email: ir@xtlbio.com

Forward-Looking Statements

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2016.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

Stephanie Carrington

ICR, Inc.

646-277-1282

Stephanie.Carrington@icrinc.com

Media

James Heins

ICR, Inc.

203-682-8251

James.Heins@icrinc.com

XTL Biopharmaceuticals Ltd.
5 Hacharoshet Street, Raanana, 43656, Israel	Page 2
Tel: +972 9 955 7080; email: ir@xtlbio.com